October 14, 2021

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

To Whom It May Concern:

Re:Hoops Scouting USA (the “Company”)

Post-Effective Amendment No. 2 to Form S-1

Filed October 7, 2021

File No. 333-221200

I am President and C.E.O. of the Company and write this letter on behalf of the Company.

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), the Company hereby respectfully requests and applies for immediate withdrawal by the U.S. Securities and Exchange Commission (“SEC”) of its Post Effective Amendment to Registration Statement on Form S-1 (File No 333-221200) (the “Registration Statement”) and all amendments thereto. The Post Effective Amendment to Registration Statement was originally filed with the Commission on September 13, 2021 and the amendment on October 7, 2021.

The Company requests withdrawal of the POS AM Registration Statement as they should have made the filing as a selling shareholder Form S-1. No securities were sold in connection with the POS AM to Registration Statement.

If you have any questions regarding this application for withdrawal, please do not hesitate to contact the writer at 604-715-0887.

Yours truly,

HOOPS SCOUTING USA

Per: /s/ Jamie Oei

Jamie Oei

President & C.E.O.